UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

March 2016 Up 10.2% Year over Year

Mexico City, April 5, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for March 2016 increased by 10.2% when compared to March 2015.

This announcement reflects comparisons between March 1 through March 31, 2016 and 2015. Transit and general aviation passengers are excluded. During 2015, the impact of Holy Week on passenger traffic began on March 27, while in 2016 it began on March 18.

Domestic
Airport	March 2015	March 2016	% Change
Cancún	417,993	509,970	22.0%
Cozumel	7,552	13,377	77.1%
Huatulco	41,481	45,220	9.0%
Mérida	121,672	144,290	18.6%
Minatitlán	19,917	19,194	(3.6)%
Oaxaca	47,763	58,397	22.3%
Tapachula	20,344	24,426	20.1%
Veracruz	93,585	99,223	6.0%
Villahermosa	101,995	99,721	(2.2)%
Total Domestic	872,302	1,013,818	16.2%

International
Airport	March 2015	March 2016	% Change
Cancún	1,383,395	1,482,605	7.2%
Cozumel	59,872	56,766	(5.2)%
Huatulco	21,405	21,689	1.3%
Mérida	10,639	15,175	42.6%
Minatitlán	767	899	17.2%
Oaxaca	5,597	5,545	(0.9)%
Tapachula	930	870	(6.5)%
Veracruz	6,564	5,892	(10.2)%
Villahermosa	4,671	4,003	(14.3)%
Total International	1,493,840	1,593,444	6.7%

ASUR Page 1 of 2

Total
Airport	March 2015	March 2016	% Change
Cancún	1,801,388	1,992,575	10.6%
Cozumel	67,424	70,143	4.0%
Huatulco	62,886	66,909	6.4%
Mérida	132,311	159,465	20.5%
Minatitlán	20,684	20,093	(2.9)%
Oaxaca	53,360	63,942	19.8%
Tapachula	21,274	25,296	18.9%
Veracruz	100,149	105,115	5.0%
Villahermosa	106,666	103,724	(2.8)%
ASUR Total	2,366,142	2,607,262	10.2%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 5, 2016